Via EDGAR Submission

May 13, 2025

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Kellie Kim
Shannon Menjivar
Benjamin Holt
Pam Long

Re: Renatus Tactical Acquisition Corp I
Amendment No. 2 to Registration Statement on Form S-1 Submitted May 6, 2025
Amendment No. 3 to Registration Statement on Form S-1 Submitted May 9, 2025
CIK No. 0002035173

Dear Kellie Kim, Shannon Menjivar, Benjamin Holt and Pam Long:

On behalf of Renatus Tactical Acquisition Corp I, a Cayman Islands exempted company (“we” or the “Registrant”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Registrant’s responses to the comments contained in the Staff’s letter dated May 12, 2025, regarding the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on May 6, 2025 (“Amendment No. 2”) and Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on May 9, 2025 (“Amendment No. 3”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Registrant’s response. Concurrently with the transmission of this letter, we are filing the Registrant’s Amendment No. 4 to the Registration Statement on Form S-1 with the Commission through EDGAR (“Amendment No. 4”), which reflects the Registrant’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in Amendment No. 4.

Amendment No. 4 Registration Statement on Form S-1 filed May 9, 2025

Summary

Our Sponsor, page 3

1.
Please revise, here and elsewhere as appropriate, to disclose the entity controlled by Mr. Nunes that owns the remaining 50% of the economic interest in the founder shares held by Sponsor HoldCo.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 1-3, 120 and 156 of Amendment No. 4.

2.
Please revise your narrative and/or tabular disclosures on page 5, as applicable, to clarify to which of your directors and officers the founder shares transfer restrictions apply. In this regard, we note that the narrative disclosure preceding the table states, "Pursuant to the Insider Letter Agreement . . . each of Sponsor HoldCo, our directors and officers . . . has agreed to restrictions on its ability to transfer, assign, or sell the founder shares . . . as summarized in the table below," which suggests the restrictions apply to all of your directors and officers. However, the table does not include your officers Messrs. Cano and Rhodes. We also note that the Insider Letter Agreement filed as Exhibit 10.1 does not specify all of the parties to the agreement in the preamble or the signature pages.

Response:
The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No. 4. Additionally, the Registrant has filed a revised Exhibit 10.1 to include signature pages that specify all parties to the Insider Letter Agreement.

Principal Shareholders, page 156

3.
As applicable, please revise to clarify the number of founder shares that will be transferred to your independent directors and certain of your advisors and officers for their services. In this regard, we note your disclosures elsewhere referring to the transfer of 700,000 founder shares. However, here you disclose only 500,000.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 4, 24, 91, 117, 147, 156 and F-13 of Amendment No. 4. The Registrant respectfully advises the Staff that prior to the closing of the offering the Registrant’s sponsor will transfer a total of 500,000 founder shares to the Company’s directors and officers for their services. The Registrant’s sponsor may also transfer up to 200,000 founder shares to certain advisors of the Registrant after the closing of the offering and prior to the closing of the Registrant’s initial business combination.

Exhibits

4.
Please revise the exhibit index so that the hyperlink for Exhibit 107 refers to your Amendment No. 1 to Form S-1 filed April 21, 2025, rather than your Form S-1 filed March 14, 2025.

Response:
The Registrant acknowledges the Staff’s comment and has updated the hyperlink for Exhibit 107 to reference Amendment No. 1 to Form S-1 filed on April 21, 2025.

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If you have any questions regarding this submission, please contact Gil Savir at 770-878-2696.

Thank you for your time and attention.

Sincerely,

/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP